April 21, 2017

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, New York 10104

This opinion is furnished in connection with the Registration Statement on Form N-6. File No. 333-134307 (“Registration Statement”) of Separate Account FP (“Separate Account FP”) of AXA Equitable Life Insurance Company (“AXA Equitable”) covering an indefinite number of units of interest in Separate Account FP under IncentiveLife Legacy III (policy form No. 09-100-3NYRev., ICC 09-100-3 or state variation), a flexible premium variable life insurance policy (“Policy”). Net premiums received under the Policy may be allocated to Separate Account FP as described in the Prospectus included in the Registration Statement.

I participated in the preparation of the Policy and I am familiar with its provisions. I am also familiar with the description contained in the Prospectus.

In my opinion, the Illustrations of Policy Benefits contained in the Prospectus (the “Illustrations”) are consistent with the provisions of the Policy. The assumptions upon which the Illustrations are based, including the current cost of insurance and expense charges, are stated in the Prospectuses and are reasonable. The Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the Illustrations, appear disproportionately more favorable to prospective purchasers of Policies for non-tobacco user preferred elite risk males age 35 than to prospective purchasers of Policies for males at other ages or in other underwriting classes or for females. The particular Illustrations shown were not selected for the purpose of making the relationship appear more favorable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Brian Lessing
Brian Lessing
FSA, MAAA
Senior Director-Actuarial
AXA Equitable Life Insurance Company